Exhibit 99.E

RECENT DEVELOPMENTS

The information contained in this section supplements the information about Chile corresponding to the headings below that is contained in Exhibit 99.D to the Annual Report. To the extent the information in this section differs from the information contained in the Annual Report, you should rely on the information in this section. Capitalized terms used but not defined in this section have the meanings ascribed to them in the Annual Report.

REPUBLIC OF CHILE

Recent Developments

The Chilean Government

On December 14, 2025, the presidential runoff election between José Antonio Kast and Jeannette Jara took place. Jeannette Jara, a member of the Communist Party and a left coalition candidate also backed by Frente Amplio (a left party) and center-left parties, received 41.84% of the votes, while José Antonio Kast, a member of the Republican Party (Partido Republicano) and conservative candidate also backed by the National Libertarian Party (Partido Nacional Libertario), a right party, and center-right parties, received 58.16% of the votes, becoming the elected President of the Republic. Mr. Kast took office on March 11, 2026, succeeding President Gabriel Boric.

Mr. Kast has stated that he intends to implement significant changes to the current political, social and economic frameworks, with a strong emphasis on public security and law enforcement policies as well as economic growth. His stated priorities include strengthening border protection to address illegal immigration, increasing penalties for organized crime, creating maximum-security prisons, strengthening prison security conditions, combating illicit trade and reducing the tax burden on individuals and businesses.

Concerning border control, the government is acting through the military to strengthen border security under the “Border Shield Plan,” constructing trenches in strategic sections of the northern border with Peru and Bolivia, and has continued to reinforce the joint capabilities of the Armed Forces and Carabineros to stop illegal immigration into Chile. The government is also pursuing a diplomatic rapprochement with Bolivia, working with the government of President Rodrigo Paz on a bilateral agenda that includes security and transnational organized crime, economic and trade integration, physical integration and connectivity, consular and immigration affairs, and cultural and academic cooperation.

The new administration decided to continue with Chile’s agenda seeking to reduce the approval time for environmental permits, without lowering applicable environmental standards. To that end, the Ministry for the Environment withdrew 43 supreme decrees that had been submitted by the previous administration and were under review before the Office of the Comptroller General of the Republic (“CGR”) announcing it would review their content. More than half of these decrees concern either the organizational framework for the Biodiversity and Protected Areas Service (“SBAP”), the creation of new officially protected areas, the activities that may be carried out in those areas, or the protection of endangered species. Approximately 20% relate to emission standards for certain pollutants or to atmospheric and water decontamination plans, and roughly 16% are linked to climate change action. As of the date hereof, three of those decrees have been resubmitted to the CGR for review, while three others had already been processed by the CGR before the withdrawal took effect. The remaining 37 are under study by the Ministry for the Environment.

Natural Events

In January 2026, major wildfires in the Ñuble and Biobío regions burned more than 42,000 hectares, destroyed over 4,100 homes, caused at least 21 fatalities and injured approximately 333 people. Although the event had a significant localized impact and required government reconstruction measures estimated to cost over US$400 million, it has not had a material effect on Chile’s overall economy, fiscal position or political stability. The government’s reconstruction response is included within the National Reconstruction and Economic and Social Development Bill described below. Concerning earthquakes, there have been no significant earthquakes recently that have caused a material effect on Chile’s overall economy, fiscal position or political stability.

Impact of the Conflict in the Middle East

As a result of the conflict in the Middle East, international crude oil prices surged from approximately US$70 per barrel to over US$110 per barrel in a matter of weeks. Consequently, maintaining the fuel price stabilization mechanism (Mecanismo de Estabilización de Precios de Combustibles, or “MEPCO”) entailed a fiscal cost of approximately US$160 to US$180 million per week. Given the prevailing fiscal constraints, the government decided to pass on the majority of the cost increase to local fuel prices while simultaneously enacting legislation to target assistance toward the most vulnerable segments of the population: public transportation fares and household kerosene prices were frozen, and a monthly subsidy of approximately US$120 was provided to taxi operators, shared taxi operators, and school transportation providers, funded in part through a temporary suspension of the differentiated diesel tax credit applicable to non-transport companies. These measures were broadly consistent with the longstanding recommendations of the Organization for Economic Co-operation and Development, the International Monetary Fund, and the Inter-American Development Bank in favor of targeted assistance over blanket fuel subsidies. To date, net fiscal savings of approximately US$1.8 billion have been achieved through this approach.

With respect to the impact on sulfuric acid supply for the mining sector, major mining companies with long-term supply contracts and integrated smelter operations have reported adequate near-term inventories. However, the broader supply outlook presents material risks. China’s sulfuric acid exports to Chile fell to zero in March 2026, and a formal Chinese export ban has been anticipated. Smaller operators relying on spot procurement face direct margin compression. The industry continues to monitor the situation closely, particularly given the dependence on imported acid.

More broadly, the conflict has affected the Chilean economy through multiple channels, although the country’s position as the world’s largest copper producer has provided a partial offset. The primary transmission channel has been through commodity prices, which have exhibited significant volatility. Copper prices have reached record highs above US$6.00 per pound, while oil prices have also risen sharply. On balance, however, Chile’s terms of trade have benefited from copper’s relatively stronger performance, continuing a trend noted by the Central Bank prior to the conflict. However, the benefits have been tempered by a decline in copper output volumes, rising inflationary pressures from fuel costs, and labor market weakness.

Energy

On March 26, 2026, Law No. 21,811 was published in the Official Gazette, adopting temporary measures to contain increases in the price of household kerosene in response to the international energy emergency arising from hostilities in the Middle East. The law strengthens the Petroleum Price Stabilization Fund by authorizing additional fiscal contributions and temporarily modifies the variable tax and tax credit mechanism designed to smooth fluctuations in kerosene prices and mitigate the impact of international energy price volatility on households. The law also includes temporary support measures for passenger transportation operators, including fuel assistance subsidies, with the objective of protecting consumers from rising energy costs and preserving the affordability of essential transportation services.

Desalination and Aggregate Extraction

On February 24, 2026, Law No. 21,800 was published in the Official Gazette, establishing a new regulatory framework for the extraction of aggregates, such as sand, gravel, and other materials commonly used in construction. The law introduces a permitting and oversight system that requires technical authorization for extraction activities, strengthens municipal and sectoral supervision by the Directorate of Hydraulic Works, and establishes traceability and registration requirements for extracted materials. It also creates exclusion zones where extraction is prohibited, requires closure plans for extraction sites, and increases penalties for unauthorized activities. The law seeks to promote the sustainable use of aggregate resources, protect riverbeds and related infrastructure, and improve transparency and environmental stewardship in the extraction and commercialization of these materials.

On May 12, 2026, Law No. 21,813 was published in the Official Gazette, establishing a comprehensive legal framework for the use of seawater for desalination purposes. The law regulates the granting of maritime concessions and permits required for desalination projects, establishes criteria for the sustainable extraction and discharge of seawater, and promotes the development of desalination infrastructure to address water scarcity. It also seeks to balance water security needs with the protection of marine ecosystems and coastal environments by requiring compliance with applicable environmental regulations and coordination among the relevant public authorities. The law aims to provide greater legal certainty for investment in desalination projects while strengthening Chile’s long-term water resilience in the face of drought and climate change.

Labor and Employment

On February 5, 2026, Law No. 21,806 was published in the Official Gazette, containing the annual Public Sector Wage Adjustment Act for 2026, which increases salaries, pensions, and various benefits for public sector employees and pensioners. The law establishes a general wage adjustment for public servants, updates family and welfare benefits, and includes measures relating to bonuses, allowances, appointments, retirement incentives, and other employment conditions in the public sector. As is customary, the legislation forms part of the government’s annual income policy and aims to preserve the purchasing power of public sector workers while supporting the operation of public institutions and adapting certain specific pieces of legislation to contingent matters.

On March 13, 2026, Law No. 21,808 was published in the Official Gazette, creating a new Unified Employment Subsidy System administered by the National Training and Employment Service. The law consolidates and modernizes existing employment support programs into a single framework designed to promote formal employment, labor market participation, and decent work through direct financial incentives for both workers and private-sector employers. The subsidy is targeted at priority groups, including young people, women, older workers, and persons with disabilities, with the objective of facilitating their entry, re-entry, or retention in the labor market. The law also establishes guiding principles focused on labor inclusion, simplified access to benefits, the promotion of formal employment, and gender equality, while strengthening incentives for private-sector hiring and workforce participation.

Pension Reform Implementation Developments

The implementation of Chile’s pension reform (Law No. 21,735), enacted in March 2025, remains ongoing and is expected to continue to be phased in over the coming years through the issuance of secondary regulations and the gradual operationalization of its institutional and structural components.

At the institutional level, the Pension Protection Autonomous Fund (Fondo Autónomo de Protección Previsional, or “FAPP”) has been established. In June 2026, the FAPP completed the tender process for the management of a portion of its investment portfolio and is expected to assume direct management of its assets following the conclusion of the transition period.

The Superintendency of Pensions is expected to issue during 2026 the investment regime applicable to the new generational funds, which are expected to establish the principal investment parameters and reference portfolios for the reformed system. The approval process incorporates several institutional checks and balances, including the participation of the Technical Investment Council and the review of the Ministry of Finance. The generational funds are scheduled to replace the current multi-fund structure on April 1, 2027.

The reform also contemplates additional measures designed to increase competition and align investment performance with long-term benchmarks. These include a competitive bidding process for a portion of existing pension fund participants, expected to commence in the second half of 2027, and a performance evaluation framework based on reference portfolios, which is expected to begin operating in stages from 2028.

National Security and Public Safety

On January 30, 2026, Supreme Decree No. 96/2025, issued by the Minister for Public Safety and containing the National Public Safety Policy for 2025–2031, was published in the Official Gazette. This policy establishes a strategic framework for the country’s public security system and seeks to reduce violent crime and public fear by providing strategic guidance to the Public Security System, strengthening interagency coordination and cooperation in the design and implementation of evidence-based public security policies. The policy’s strategic priorities include improving information-sharing and institutional coordination, strengthening planning and performance management across the public security system, modernizing police forces, enhancing intelligence and financial investigation capabilities, developing integrated citizen protection and emergency response mechanisms, reinforcing transparency and anti-corruption safeguards, and building institutional capacity through training and results-based governance.

On February 11, 2026, Law No. 21,802 was published in the Official Gazette, strengthening the role of municipalities in crime prevention and public safety at the local level. The law establishes a legal framework defining municipalities as preventive, collaborative, and complementary actors within Chile’s public security system, while preserving the primary responsibilities of police forces and the Ministry of Public Security. It professionalizes municipal security functions through the creation of municipal security inspector positions and a Municipal Security Director role, enhances coordination and information-sharing with law enforcement and prosecutorial authorities, and regulates the use of surveillance technologies and protective equipment. The law aims to improve local crime prevention capabilities, strengthen institutional coordination, and provide municipalities with clearer tools and responsibilities to contribute to safer communities.

On April 1, 2026, Law No. 21,812 was published in the Official Gazette, containing a series of amendments aimed at strengthening and modernizing Chile’s Public Prosecutor’s Office. The law reorganizes the institution’s internal structure by creating specialized divisions focused on data analysis, strategic planning, integrity and internal auditing, and victim and witness assistance. It also establishes a formal system for supervising criminal prosecutions, requires periodic external evaluations of institutional performance, enhances transparency through public registries of prosecutorial instructions, and strengthens training and professional development programs.

On April 16, 2026, the Chilean Constitution was amended by Law No. 21,810 to grant constitutional status to the Chilean Prison Service as a Public Safety and Order Force, placing it on the same institutional footing as the police forces. In addition, Law No. 21,823, published on June 5, 2026, requires officers in charge of prison security to submit a Statement of Interests and Assets, a measure intended to strengthen oversight and prevent acts of corruption within prisons.

On May 30, 2026, after nearly eight years of congressional debate, Law No. 21,821 was published in the Official Gazette, strengthening and modernizing Chile’s State Intelligence System. The law updates the institutional framework governing intelligence activities, enhances coordination and information-sharing among intelligence agencies, and introduces new oversight, accountability, and control mechanisms to ensure that intelligence operations are conducted in accordance with the rule of law and the protection of fundamental rights. It also modernizes the capabilities of intelligence institutions to address emerging threats, including organized crime, cybercrime, terrorism, and other risks to national security. The law aims to improve the effectiveness of intelligence gathering and analysis while reinforcing democratic safeguards and institutional transparency.

Framework Law on Sectoral Authorizations

Chile has continued to implement Law No. 21,770, the Framework Law on Sectoral Authorizations (LMAS) approved by Congress in 2025, aimed at reducing permitting times for investment projects while maintaining existing regulatory standards. In particular, the new Sectoral Authorizations and Investment Office has begun operating within the Ministry of Economy, Development and Tourism, coordinating and overseeing the permitting system, the expansion of the digital one-stop permitting platform (SUPER), and the development and implementation of administrative regulations concerning procedures applicable to strategic investment projects.

National Reconstruction and Economic and Social Development Bill

On April 22, 2026, the Chilean government submitted to Congress the National Reconstruction and Economic and Social Development Bill, a comprehensive legislative initiative aimed at promoting economic growth, investment, employment, and productivity while supporting the reconstruction of areas affected by recent natural disasters. The bill forms part of the government’s broader economic agenda and seeks to strengthen Chile’s long-term growth potential.

The bill includes a gradual reduction of the First Category Tax (corporate income tax) rate from 27% to 23%, together with the reinstatement of a fully integrated corporate and personal income tax system. The proposed legislation also contains measures to promote investment and business development, including tax invariability for strategic investment projects, a tax credit and initiatives aimed at promoting a reactivation of the construction sector, and a formal employment-linked tax credit. These measures are intended to enhance competitiveness, encourage investment, and improve the attractiveness of Chile as a destination for domestic and foreign capital. The bill also includes temporary tax measures intended to support the financing of reconstruction efforts in areas affected by the wildfires that occurred in south-central Chile in January 2026.

In addition, the bill seeks to simplify administrative procedures and reduce regulatory burdens affecting productive activities, particularly by streamlining environmental permitting processes and authorizations concerning archaeological and paleontological heritage, as well as permits required for aquaculture projects, while maintaining applicable environmental and regulatory standards. The bill also strengthens legal certainty for investment projects by providing greater stability to environmental permits and restricting the time periods and procedural avenues through which they may be invalidated.

The bill has been approved by the Chamber of Deputies but remains under legislative consideration in the Senate and may be amended during the congressional process.

Fiscal Policy Decree and Debt Authorization

On June 9, 2026, the Ministry of Finance issued its Fiscal Policy Decree, establishing the government’s medium-term fiscal strategy and reaffirming Chile’s commitment to fiscal responsibility. The decree sets a gradual path for reducing the structural fiscal deficit from 2.6% of GDP in 2026 to 1.5% of GDP by 2030, while maintaining the prudent debt ceiling for Central Government gross debt at 45% of GDP. The strategy is based on a combination of expenditure rationalization, public sector modernization, improved management of public assets and liabilities, and policies aimed at supporting economic growth. The decree has been submitted to the Office of the Comptroller General of the Republic (Contraloría General de la República) for its legality review and has not yet entered into force.

On June 18, 2026, the Chamber of Deputies approved a bill authorizing the government to incur up to US$6.2 billion in additional debt during 2026. The authorization is intended to complete funding for the 2026 budget. Updated fiscal projections showed lower revenue and higher spending than previously anticipated. The additional borrowing authority is in line with the fiscal framework, which includes a ceiling of 45% of GDP. The bill remains under legislative consideration in the Senate and may be amended during the congressional process.

Financial Markets Regulation

In April 2026, the Financial Market Commission (CMF) issued General Rule No. 562, introducing a risk-based prudential framework for securities brokers and dealers. The regulation updates minimum capital, liquidity, leverage, and guarantee requirements, bringing the supervisory framework more closely in line with international standards.

Also in April 2026, the CMF issued Circular No. 2,370, updating the regulatory framework applicable to the sale and transfer of bank loan portfolios to securitization companies and investment funds. The circular seeks to strengthen transparency, risk management, and reporting obligations associated with these transactions.

In May 2026, the CMF issued General Rule No. 565, establishing a new regulatory framework for external audit firms. The regulation consolidates and modernizes existing rules, strengthens audit quality and independence standards, and enhances transparency and oversight in Chile’s financial markets.

In June 2026, the CMF issued technical regulations further implementing Chile’s open finance system under the fintech law. These regulations establish operational standards for data sharing and payment initiation services, aiming to support the development of a more integrated and competitive financial sector.

THE ECONOMY

Gross Domestic Product (2010 to the Present)

In 2010, GDP grew by 5.8% mainly due to an increase in domestic consumption, investment and exports. Chile’s economic recovery in 2010 was partially offset by the negative impact of the earthquake and tsunami of February 27, 2010. See “Republic of Chile—Earthquakes and Other Natural Disasters” in the Annual Report. Economic growth continued in 2011 (6.2%), 2012 (6.2%), 2013 (3.3%), 2014 (1.8%), 2015 (2.2%), 2016 (1.8%), 2017 (1.4%), 2018 (4.0%) and 2019 (0.6%).

During 2020, GDP contracted by 6.1% as compared to 2019, mainly due to the effect that the measures implemented to prevent the spread of COVID-19 had in the manufacturing and service sectors. Aggregate domestic demand decreased by 9.4%, total consumption decreased by 6.6%, gross fixed capital formation decreased by 17.8%, exports decreased by 0.9% and imports decreased by 12.3%.

During 2021, GDP grew by 11.3% as compared to 2020, mainly due to the recovery after measures implemented to prevent the spread of COVID-19 and the impact it had in 2020. Aggregate domestic demand increased by 21.3%, total consumption increased by 19.5%, gross fixed capital formation increased by 28.1%, exports decreased by 1.5% and imports increased by 31.9%.

During 2022, GDP grew by 2.2% as compared to 2021, mainly due to an increase in aggregate domestic demand. Aggregate domestic demand increased 2.3%, gross fixed capital formation increased 1.8%, total consumption increased 2.5% and exports increased 0.8%, while imports increased 1.3%.

During 2023, GDP grew by 0.5% as compared to 2022, mainly due to an increase in net exports. Aggregate domestic demand decreased 3.7%, gross fixed capital formation decreased 4.2%, total consumption decreased 3.5% and exports increased 0.1%, while imports decreased 10.9%.

During 2024, GDP grew by 2.8% as compared to 2023, due to an increase in exports and consumption. Aggregate domestic demand increased 1.3%, gross fixed capital formation increased 1.0%, total consumption increased 1.4% and exports increased 6.6%, while imports increased 2.5%.

During 2025, GDP grew by 2.5% as compared to 2024, due to an increase in consumption and gross fixed capital formation. Aggregate domestic demand increased 4.2%, gross fixed capital formation increased 8.9%, total consumption increased 2.8% and exports increased 4.6%, while imports increased 10.5%.

Economic Performance Indicators

The Monthly Economic Activity Index (“Imacec”) is a monthly indicator published by the Central Bank that estimates economic activity across the different branches of the economy in a given month, at prices from the previous year. Its year-on-year variation constitutes an approximation of GDP evolution. Imacec is calculated using multiple supply indicators, which are weighted by the share of each economic activity in the previous year’s GDP. Sectoral coverage includes mining, manufacturing, commerce, and services. The index is published on the first business day of each month, with a lag of 31 days relative to the month being measured. Consistent with the Central Bank’s established publication policy, the Imacec series are revised along with the quarterly and annual national accounts. All figures presented below reflect the most recent revised data published by the Central Bank.

The following table sets forth changes in the Imacec, Mining Imacec and Non-mining Imacec for the periods indicated:

Imacec, Mining Imacec and Non-mining Imacec
(% change from same period in previous year)

	Imacec	Mining Imacec	Non-mining Imacec
2025
January	3.3	0.4	3.8
February	0.3	(6.5)	1.3
March	4.9	6.6	4.9
April	3.9	15.9	2.7
May	3.9	15.8	2.5
June	3.4	(8.4)	5.0
July	1.6	(3.2)	2.2
August	0.3	(7.6)	1.3
September	3.3	(4.1)	4.3
October	2.1	(4.1)	2.8
November	1.4	(5.0)	2.2
December	1.3	(9.0)	2.6
2026
January	(0.9)	(1.3)	(0.8)
February	(0.3)	0.3	(0.2)
March	(0.2)	(7.6)	1.0
April	(1.2)	(11.8)	0.4

Source: Chilean Central Bank.

The following table sets forth certain macroeconomic performance indicators for the periods indicated:

	Current Account (millions of US$)(1)	GDP Growth (in %)(2)	Domestic Demand Growth (in %)(2)
2025
First quarter	(309)	2.9	2.2
Second quarter	(1,983)	3.7	6.4
Third quarter	(3,325)	1.7	5.9
Fourth quarter	1,269	1.6	2.6
2026
First quarter	1,883	(0.5)	2.1

Notes:

(1) Current account data for the periods indicated.

(2) Compared to the same period in prior year.

Source: Chilean Central Bank.

Gross Domestic Product

In the year ended December 31, 2025, real GDP increased 2.5% compared to the corresponding period in 2024. During that same period, aggregate domestic demand increased 4.2%, gross fixed capital formation increased 8.9%, total consumption increased 2.8%, exports increased 4.6%, and imports increased 10.5%, in each case in real terms and compared to the corresponding period in 2024. The increase in real GDP is mainly explained by the increase in aggregate domestic demand, driven in particular by the growth in gross fixed capital formation.

In the three-month period ended March 31, 2026, real GDP decreased 0.5% compared to the corresponding period in 2025. During that same period, aggregate domestic demand increased 2.1%, gross fixed capital formation increased 0.6%, total consumption increased 2.6%, exports decreased 4.9%, and imports increased 2.0%, in each case in real terms and compared to the corresponding period in 2025.

The decline in economic activity during the first quarter of 2026 was primarily driven by a significant contraction in mining output, attributable to both a high base of comparison and scheduled maintenance shutdowns at certain mining operations. This trend is expected to persist throughout the first half of 2026 but is anticipated to reverse during the second half of the year. In addition, the fishing-related manufacturing industry has been adversely impacted by lower fish landings as a consequence of the El Niño weather phenomenon. Notwithstanding these sector-specific contractions, domestic demand has remained resilient, and a broader economic recovery is expected toward the end of 2026.

The following tables present GDP and expenditures measured at current prices and in chained volume at previous period prices, each for the periods indicated:

Nominal GDP and Expenditures
(at current prices for period indicated, in billions of Chilean pesos)

	Year ended December 31,
	2024	2025
Nominal GDP	310,681	339,978
Aggregate domestic demand	299,787	325,893
Gross fixed capital formation	73,499	81,890
Change in inventories	(1,672)	(102)
Total consumption	227,960	244,105
Private consumption	181,080	192,918
Government consumption	46,881	51,187
Total exports	104,799	117,508
Total imports	93,905	103,424
Net exports	10,894	14,084

Source: Chilean Central Bank.

Real GDP and Expenditure
(chained volume at previous period prices, in billions of Chilean pesos)

	Year ended December 31,
	2024	2025
Real GDP	210,470	215,645
Aggregate domestic demand	211,689	220,658
Gross fixed capital formation	47,557	51,805
Total consumption	164,300	168,830
Private consumption	129,668	133,146
Government consumption	34,859	35,922
Total exports	55,705	58,262
Total imports	58,685	64,854
Net exports	(2,979)	(6,592)

Source: Chilean Central Bank.

Nominal GDP and Expenditures
(at current prices for period indicated, in billions of Chilean pesos)

	Three-month periods ended March 31,
	2025	2026
Nominal GDP	81,964	88,651
Aggregate domestic demand	77,697	81,887
Gross fixed capital formation	19,069	19,795
Change in inventories	457	190
Total consumption	58,171	61,901
Private consumption	45,851	48,192
Government consumption	12,320	13,709
Total exports	29,029	30,090
Total imports	24,762	23,326
Net exports	4,267	6,764

Source: Chilean Central Bank.

Real GDP and Expenditure
(chained volume at previous period prices, in billions of Chilean pesos)

	Three-month periods ended March 31,
	2025	2026
Real GDP	53,213	52,959
Aggregate domestic demand	52,260	53,348
Gross fixed capital formation	12,452	12,525
Total consumption	39,786	40,818
Private consumption	32,138	32,956
Government consumption	7,675	7,907
Total exports	15,248	14,497
Total imports	15,090	15,387
Net exports	158	(890)

Source: Chilean Central Bank.

Composition of Demand

The primary component of aggregate demand is private consumption, which as a percentage of GDP represented 56.7% in the year ended December 31, 2025 and 54.4% in the three-month period ended March 31, 2026. Government consumption was 15.1% and 15.5% of GDP for the same periods, respectively. Another key component of demand, gross fixed capital formation, was 24.1% of GDP in the year ended December 31, 2025 and 22.3% of GDP in the three-month period ended March 31, 2026.

The following table presents nominal GDP by categories of aggregate demand for the periods indicated:

Nominal GDP by Aggregate Demand
(percentage of total GDP, except as indicated)

	Year ended December 31,
	2024	2025
Nominal GDP (in billions of Chilean pesos)	310,681	339,978
Domestic absorption	96.5	95.9
Total consumption	73.4	71.8
Private consumption	58.3	56.7
Government consumption	15.1	15.1
Change in inventories	(0.5)	(0.0)
Gross fixed capital formation	23.7	24.1
Exports of goods and services	33.7	34.6
Imports of goods and services	30.2	30.4

Source: Chilean Central Bank.

Nominal GDP by Aggregate Demand
(percentage of total GDP, except as indicated)

	Three-month periods ended March 31,
	2025	2026
Nominal GDP (in billions of Chilean pesos)	81,964	88,651
Domestic absorption	94.8	92.4
Total consumption	71.0	69.8
Private consumption	55.9	54.4
Government consumption	15.0	15.5
Change in inventories	0.6	0.2
Gross fixed capital formation	23.3	22.3
Exports of goods and services	35.4	33.9
Imports of goods and services	30.2	26.3

Source: Chilean Central Bank.

Savings and Investment

In the year ended December 31, 2025, total gross savings (or domestic gross investment) reached 24.1% of GDP, an increase in relation to the 23.1% of GDP reached in the same period in 2024.

In the three-month period ended March 31, 2026, total gross savings (or domestic gross investment) reached 22.5% of GDP, a decrease in relation to the 23.8% of GDP reached in the same period in 2025.

The following table presents information for savings and investment for the periods indicated:

Savings and Investment
(% of GDP)

	Year ended December 31,
	2024	2025
National savings	22.0	22.8
External savings	1.1	1.2
Total gross savings or domestic gross investment	23.1	24.1

Source: Chilean Central Bank.

Savings and Investment
(% of GDP)

	Three-month periods ended March 31,
	2025	2026
National savings	23.5	24.5
External savings	0.3	(1.9)
Total gross savings or domestic gross investment	23.8	22.5

Source: Chilean Central Bank.

Principal Sectors of the Economy

In the year ended December 31, 2025, the primary sector increased by 1.9% (representing 16.5% of total nominal GDP), the manufacturing sector increased 3.1% (representing 9.0% of total nominal GDP), and the services sector increased by 2.7% (representing 64.9% of total nominal GDP), in each case, compared to the year ended December 31, 2024 and in real terms.

The growth in the primary sector was mainly driven by expansion in agriculture, livestock and forestry, which, despite growing only moderately, remains an important component of the sector.

In the three-month period ended March 31, 2026, the primary sector decreased by 5.1% (representing 17.0% of total nominal GDP), the manufacturing sector decreased 1.8% (representing 8.8% of total nominal GDP), and the services sector increased by 1.1% (representing 65.0% of total nominal GDP), in each case, compared to the three-month period ended March 31, 2025 and in real terms.

The national lithium strategy continues to focus on developing public-private partnerships for value creation and resource extraction. In that regard, Novandino Litio, a joint venture between Codelco and SQM, has been established as the principal vehicle for lithium development in the Salar de Atacama. The partnership, in which Codelco holds the majority stake, is in its initial operational stages, with further developments expected in the coming months.

The following tables present changes in nominal GDP by sector and their respective growth rates in real GDP for the periods indicated.

Nominal GDP by Sector
(% of GDP, except as indicated)

	Year ended December 31,
	2024		2025
Primary sector		15.7		16.5
Agriculture, livestock and forestry		3.3		2.9
Fishing		0.5		0.5
Mining		11.9		13.1
Copper		10.5		11.4
Other		1.4		1.6
Manufacturing sector		9.4		9.0
Foodstuffs, beverages and tobacco		3.8		3.6
Textiles, clothing and leather		0.1		0.1
Wood products and furniture		0.5		0.4
Paper and printing products		0.6		0.5
Chemicals, petroleum, rubber and plastic products		2.0		2.0
Non-metallic mineral products and base metal products		0.5		0.5
Metal products, machinery and equipment and miscellaneous manufacturing		1.9		2.0
Services sector		65.0		64.9
Electricity, oil and gas and water		3.2		3.4
Construction		6.0		6.0
Trade and catering		10.3		9.9
Transport		5.3		5.5
Communications		2.5		2.5
Financial services		13.0		13.1
Housing		7.6		7.5
Personal services		12.5		12.6
Public administration		4.5		4.4
Subtotal		90.1		90.4
Net adjustments for payments made by financial institutions, VAT and import tariffs		9.9		9.6
Total GDP		100		100.0

Nominal GDP (in billions of Chilean pesos)	Ps.	310,681	Ps.	339,978

Source: Chilean Central Bank.

Change in real GDP by Sector
(% change from same period in previous year, except as indicated)

	Year ended December 31,
	2024		2025
Primary sector		6.5		1.9
Agriculture, livestock and forestry		9.3		6.3
Fishing		0.3		15.8
Mining		5.9		(1.3)
Copper		5.8		(2.9)
Other		6.1		11.4
Manufacturing sector		2.7		3.1
Foodstuffs, beverages and tobacco		(0.1)		4.6
Textiles, clothing and leather		(0.6)		6.0
Wood products and furniture		5.5		0.3
Paper and printing products		10.8		1.5
Chemicals, petroleum, rubber and plastic products		5.4		0.4
Non-metallic mineral products and base metal products		(0.2)		0.8
Metal products, machinery and equipment and miscellaneous manufacturing		2.7		4.7
Services sector		2.6		2.7
Electricity, oil and gas and water		7.0		(2.7)
Construction		0.7		0.9
Trade and catering		2.2		5.7
Transport		8.1		3.4
Communications		1.2		2.2
Financial Services		0.6		2.0
Housing		1.6		2.2
Personal Services		3.2		3.9
Public Administration		3.3		0.8
Subtotal		2.8		2.5
Net adjustments for payments made by financial institutions, VAT and import tariffs		(0.3)		2.9
Total GDP		2.8		2.5

Real GDP (chained volume at previous year prices, in billions of Chilean pesos)	Ps.	210,470	Ps.	215,645

Source: Chilean Central Bank.

Nominal GDP by Sector
(% of GDP, except as indicated)

	Three-month periods ended March 31,
	2025		2026
Primary sector		15.9		17.0
Agriculture, livestock and forestry		4.1		3.7
Fishing		0.8		0.4
Mining		11.1		12.8
Copper		9.8		10.1
Other		1.3		2.7
Manufacturing sector		9.8		8.8
Foodstuffs, beverages and tobacco		4.2		3.7
Textiles, clothing and leather		0.1		0.1
Wood products and furniture		0.4		0.3
Paper and printing products		0.6		0.3
Chemicals, petroleum, rubber and plastic products		2.1		2.0
Non-metallic mineral products and base metal products		0.5		0.5
Metal products, machinery and equipment and miscellaneous manufacturing		1.9		1.9
Services sector		64.7		65.0
Electricity, oil and gas and water		3.6		3.6
Construction		6.1		6.0
Trade and catering		10.4		10.5
Transport		5.6		5.7
Communications		2.6		2.5
Financial services		12.8		12.7
Housing		7.7		7.5
Personal services		11.5		12.2
Public administration		4.5		4.3
Subtotal		90.4		90.7
Net adjustments for payments made by financial institutions, VAT and import tariffs		9.6		9.3
Total GDP		100.0		100.0

Nominal GDP (in billions of Chilean pesos)	Ps.	81,964	Ps.	88,651

Source: Chilean Central Bank.

Change in real GDP by Sector
(% change from same period in previous year, except as indicated)

	Three-month periods ended March 31,
	2025		2026
Primary sector		6.0		(5.1)
Agriculture, livestock and forestry		10.6		(5.4)
Fishing		30.7		(18.6)
Mining		0.3		(3.1)
Copper		(0.4)		(7.0)
Other		8.7		24.8
Manufacturing sector		4.8		(1.8)
Foodstuffs, beverages and tobacco		7.9		(6.3)
Textiles, clothing and leather		8.0		9.4
Wood products and furniture		0.1		4.8
Paper and printing products		3.8		(2.4)
Chemicals, petroleum, rubber and plastic products		2.3		(0.7)
Non-metallic mineral products and base metal products		0.0		(4.3)
Metal products, machinery and equipment and miscellaneous manufacturing		3.6		5.0
Services sector		2.4		1.1
Electricity, oil and gas and water		0.0		0.1
Construction		(0.3)		(0.6)
Trade and catering		6.4		1.5
Transport		3.3		0.6
Communications		2.4		(0.9)
Financial Services		0.1		1.1
Housing		2.1		1.8
Personal Services		4.2		2.4
Public Administration		0.8		0.3
Subtotal		2.9		(0.5)
Net adjustments for payments made by financial institutions, VAT and import tariffs		1.6		2.4
Total GDP		2.9		(0.5)

Real GDP (chained volume at previous year prices, in billions of Chilean pesos)	Ps.	53,213	Ps.	52,959

Source: Chilean Central Bank.

The travel and leisure industry, particularly tourism, is an important contributor to the services sector. The number of foreign tourists visiting Chile declined sharply in 2020 and 2021 due to border closures and mobility restrictions imposed in response to the COVID-19 pandemic, and has since recovered steadily, surpassing 2019 levels with 6.0 million arrivals in 2025.

The following table sets forth the number of foreign tourists visiting Chile for each of the years indicated:

Year	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Foreign tourists (in millions)	3.7	4.5	5.6	6.4	5.7	4.5	1.1	0.2	2.0	3.7	5.2	6.0

Source: Chilean Investigations Police, as reproduced by the National Tourism Service.

In 2025, the primary countries of origin of foreign tourists visiting Chile were Argentina (47.6%), Brazil (11.4%), Bolivia (9.4%), Peru (5.9%) and the United States (4.2%).

Poverty, Income Distribution and Social Reforms

Chile is highly concentrated in terms of income distribution and geographical location of wealth. The poorest 20.0% of the population increased its share of national income from 5.1% in 2006 to 5.8% in 2024. The share of national income of the wealthiest 20.0% of the population decreased from 50.9% in 2017 to 46.5% in 2024.

The following table presents information on income distribution in 2024 by population decile in Chile, which is the latest available official data:

Income Distribution in 2024
(% of total income)

	Population Decile
	I	II	III	IV	V	VI	VII	VIII	IX	X
Individual Income	2.0	3.8	4.9	6.1	7.3	8.6	9.4	11.4	15.9	30.6

Source: Ministry of Social Development. Social and Economic Survey 2024. The table does not include education and health subsidies.

Employment and Labor

Employment

In 2020, 2021, 2022, 2023, 2024 and 2025 the unemployment rate stood at 10.3%, 7.2%, 7.9%, 8.5%, 8.1% and 8.0% respectively. The following table sets forth information on employment and the labor force in Chile:

Employment and Labor(1)

(in thousands of persons or percentages)

	2020	2021	2022	2023	2024	2025
Nationwide:
Labor force	8,946	9,351	9,730	10,077	10,124	10,302
Employment	8,026	8,678	8,965	9,223	9,306	9,473
Participation rate (%)	56.6	58.5	60.3	61.8	61.6	62.1
Unemployment rate (%)	10.3	7.2	7.9	8.5	8.1	8.0
Santiago(2):
Labor force	3,394	3,501	3,651	n.a.	n.a.	n.a.
Employment	3,004	3,211	3,382	n.a.	n.a.	n.a.
Participation rate (%)	59.0	59.5	61.6	n.a.	n.a.	n.a.
Unemployment rate (%)	11.5	8.3	7.4	n.a.	n.a.	n.a.

(1) Constitutes an average across each period indicated.

(2) As of 2023, the Gran Santiago survey by the University of Chile is no longer being conducted.

Source: National Statistics Institute and University of Chile surveys. Since March 2010, the National Statistics Institute survey is based on new criteria for the collection of employment data, as discussed above.

Beginning in 2023, labor market data for the Santiago metropolitan area is sourced from the National Employment Survey (Encuesta Nacional de Empleo, or “ENE”), conducted by the National Statistics Institute (Instituto Nacional de Estadísticas, or “INE”), instead of the Greater Santiago Employment and Unemployment Survey previously conducted by the University of Chile, which was discontinued in 2022. The ENE is Chile’s principal labor force survey and provides nationally representative and internationally comparable labor market indicators.

The following table sets forth employment and labor force data for Santiago derived from the ENE:

Indicator	2023	2024	2025
Labor Force (thousands)	4,513	4,532	4,573
Employment (thousands)	4,100	4,139	4,163
Participation Rate (%)	65.8	65.5	65.6
Unemployment Rate (%)	9.1	8.7	9.0

Source: National Employment Survey.

The unemployment rate is subject to strong seasonal fluctuations, especially in the agricultural and commerce sectors, where the labor force increases during most of the spring and summer months.

BALANCE OF PAYMENTS AND FOREIGN TRADE

Balance of Payments

Chile’s balance of payments recorded a surplus of US$2,191 million for the year ended December 31, 2025, compared to a deficit of US$2,579 million for the same period in 2024. This shift from deficit to surplus was primarily driven by a significant improvement in the financial account, reflecting increased portfolio investment inflows and a reduction in net direct investment outflows, which more than offset the widening of the current account deficit.

Chile’s balance of payments recorded a surplus of US$1,457 million for the three-month period ended March 31, 2026, compared to a deficit of US$255 million for the same period in 2025. This improvement was mainly attributable to a stronger current account position, driven by higher copper export revenues amid elevated international copper prices, as well as reduced net capital outflows in the financial account.

Current Account

Chile’s current account recorded a deficit of US$4,349 million for the year ended December 31, 2025, compared to a deficit of US$3,846 million for the same period in 2024. The widening of the current account deficit was primarily driven by a larger net income deficit, reflecting higher profit remittances by foreign companies operating in Chile’s mining sector, which more than offset the improvement in the merchandise trade balance.

The merchandise trade surplus increased to US$23.8 billion for the year ended December 31, 2025, from US$20.8 billion for the same period in 2024. This increase was mainly attributable to a rise in merchandise exports to US$110.4 billion from US$98.9 billion, driven by higher copper export volumes and elevated international copper prices. Merchandise imports increased to US$86.5 billion from US$78.1 billion over the same period, reflecting stronger domestic demand and higher energy import costs.

The higher merchandise trade surplus was partially offset by an increase in the net income deficit to US$19.4 billion for the year ended December 31, 2025, from US$15.4 billion for the same period in 2024, mainly reflecting higher net investment income payments. This increase was largely attributable to higher profit remittances from foreign direct investment in Chile’s mining sector, consistent with stronger copper prices during the period.

Chile’s current account recorded a surplus of US$1,883 million for the three-month period ended March 31, 2026, compared with a deficit of US$309 million for the same period in 2025. The improvement reflected a significant expansion in the merchandise trade surplus, driven by higher copper export values. Although mining output declined during the period, higher international copper prices more than offset the impact of lower production volumes on copper export receipts. The larger merchandise trade surplus was partially offset by an increase in the net income deficit.

The merchandise trade surplus increased to US$9.6 billion for the three-month period ended March 31, 2026, from US$6.3 billion for the same period in 2025. This increase was mainly attributable to a rise in merchandise exports to US$30.3 billion from US$26.4 billion, supported by higher copper prices. Merchandise imports increased modestly to US$20.7 billion from US$20.1 billion over the same period, reflecting continued growth in domestic consumption and capital goods purchases.

The higher merchandise trade surplus was partially offset by an increase in the net income deficit to US$6.0 billion for the three-month period ended March 31, 2026, from US$4.6 billion for the same period in 2025, mainly reflecting higher net investment income payments consistent with the increased profitability of foreign-owned mining operations during the period.

Capital Account and Financial Account

Chile’s capital account recorded a surplus of US$4 million for the year ended December 31, 2025, compared to a surplus of US$25 million for the same period in 2024. The capital account remains structurally small, as it primarily reflects capital transfers and the acquisition or disposal of non-produced, non-financial assets.

The financial account recorded a deficit of US$6,160 million for the year ended December 31, 2025, compared to a deficit of US$6,318 million for the same period in 2024. This change mainly reflected movements in direct investment, portfolio investment, financial derivatives and reserve assets. Net portfolio investment amounted to US$12,888 million, compared to US$1,696 million for the same period in 2024, reflecting significantly higher investment by Chilean pension funds and institutional investors in foreign securities, as well as increased foreign demand for Chilean fixed-income instruments. Net direct investment recorded a deficit of US$5,828 million, compared to a deficit of US$9,066 million for the same period in 2024, reflecting a moderation in net outflows as Chilean companies reduced their overseas investment activity relative to the prior year, while foreign direct investment into Chile remained robust, particularly in the mining and energy sectors.

Chile’s capital account recorded a surplus of US$22 million for the three-month period ended March 31, 2026, compared to a balanced position for the same period in 2025.

The financial account recorded a surplus of US$160 million for the three-month period ended March 31, 2026, compared to a deficit of US$2,920 million for the same period in 2025. This change mainly reflected movements in direct investment, portfolio investment, financial derivatives and reserve assets. Net portfolio investment recorded a net outflow of US$1,595 million for the three-month period ended March 31, 2026, compared to a net inflow of US$1,983 million for the same period in 2025, reflecting a normalization of institutional investor flows following the elevated outflows recorded in the prior-year period. Net direct investment recorded a deficit of US$2,355 million for the three-month period ended March 31, 2026, compared to a deficit of US$1,396 million for the same period in 2025, primarily reflecting an increase in Chilean direct investment abroad and higher reinvested earnings by foreign-owned companies operating in Chile, particularly in the mining sector.

The following table sets forth Chile’s balance of payments for the periods indicated:

Balance of Payments
(in millions of US$)

	Year ended December 31,
	2024	2025
Current account
Current account, net	(3,846)	(4,349)
Goods and Services, net	11,563	14,911
Merchandise Trade Balance	20,786	23,847
Exports	98,884	110,363
Imports	78,098	86,516
Services	(9,223)	(8,936)
Credits	11,909	13,012
Debits	21,131	21,949
Income, net	(15,392)	(19,353)
Income from investment	(14,800)	(18,762)
Income from direct investment(1)	(12,547)	(16,403)
Abroad	6,401	6,467
From abroad	18,948	22,870
Income from portfolio investment	(1,774)	(2,109)
Dividends	1,882	2,088
Interest	(3,656)	(4,197)
Income from other investment	(478)	(250)
Credits	2,149	1,965
Debits	2,628	2,216
Current transfers, net	(18)	94
Credits	2,694	2,701
Debits	(2,712)	(2,608)
Capital and financial accounts
Capital and financial accounts, net	(6,294)	(6,156)
Capital account, net	25	4
Financial account, net	(6,318)	(6,160)
Direct investment, net	(9,066)	(5,828)
Direct investment abroad	4,038	8,685
Shares and other capital	1,087	3,217
Earnings reinvested	1,367	3,704
Debt instruments(2)	1,584	1,764
Direct investment to Chile	13,104	14,513
Shares and other capital	6,873	5,773
Earnings reinvested	5,850	8,955
Debt instruments(2)	381	(214)
Portfolio investment, net	1,696	12,888
Assets	5,536	18,936
Liabilities	3,840	6,048
Financial Derivatives, net	1,036	7,361
Other Investment, net(3)	(506)	(1,789)
Assets	5,208	1,189
Commercial credits	2,109	3,398
Loans	100	610
Currency and deposits	2,983	(2,846)
Other assets	(13)	1
Liabilities	412	9,283
Commercial credits	909	879
Loans(3)	384	7,500
Currency and deposits	(877)	907
Other liabilities	0	0
Assets in reserve, net	(2,579)	2,191
Errors and omissions, net	(2,579)	(1,814)
Financial account (excluding change in reserves)	(6,318)	(6,160)
Total balance of payments	(2,579)	2,191

Notes:

(1)	Includes interest.

(2)	Includes trade credits, loans, currency and deposits.

(3)	Short term net flows.

Source: Chilean Central Bank.

Balance of Payments
(in millions of US$)

	Three-month period ended March 31,
	2025	2026
Current account
Current account, net	(309)	1,883
Goods and Services, net	4,410	7,628
Merchandise Trade Balance	6,319	9,625
Exports	26,417	30,307
Imports	20,099	20,682
Services	(1,909)	(1,997)
Credits	3,617	3,586
Debits	5,526	5,583
Income, net	(4,606)	(5,999)
Income from investment	(4,458)	(5,852)
Income from direct investment(1)	(3,723)	(5,207)
Abroad	1,371	1,814
From abroad	5,095	7,021
Income from portfolio investment	(632)	(561)
Dividends	421	597
Interest	(1,052)	(1,157)
Income from other investment	(103)	(84)
Credits	468	406
Debits	571	489
Current transfers, net	(113)	253
Credits	615	886
Debits	(728)	(633)
Capital and financial accounts
Capital and financial accounts, net	(2,920)	182
Capital account, net	0	22
Financial account, net	(2,920)	160
Direct investment, net	(1,396)	(2,355)
Direct investment abroad	2,047	3,096
Shares and other capital	734	675
Earnings reinvested	715	1,254
Debt instruments(2)	598	1,167
Direct investment to Chile	3,442	5,451
Shares and other capital	1,869	665
Earnings reinvested	2,451	4,312
Debt instruments(2)	(878)	474
Portfolio investment, net	1,983	(1,595)
Assets	5,823	4,453
Liabilities	3,840	6,048
Financial Derivatives, net	(763)	(989)
Other Investment, net(3)	(2,490)	(3,641)
Assets	(2,113)	4,293
Commercial credits	505	(192)
Loans	(248)	429
Currency and deposits	(2,362)	4,044
Other assets	(8)	12
Liabilities	377	652
Commercial credits	(272)	(605)
Loans(3)	461	1,299
Currency and deposits	189	(41)
Other liabilities	(0)	0
Assets in reserve, net	(255)	1,457
Errors and omissions, net	(255)	(1,745)
Financial account (excluding change in reserves)	(2,665)	(1,297)
Total balance of payments	(255)	1,457

Notes:

(1)	Includes interest.

(2)	Includes trade credits, loans, currency and deposits.

(3)	Short term net flows.

Source: Chilean Central Bank.

Merchandise Trade

The primary countries of origin of Chile’s imports for the year ended December 31, 2025, were China (which accounted for 28.4% of total imports), the United States (17.8%), Brazil (8.5%), Argentina (7.3%), Germany (3.3%) and Japan (2.2%). China’s increased share of Chilean imports, rising from 25.1% in 2024 to 28.4% in 2025, reflects the continued deepening of bilateral trade ties and Chile’s growing reliance on Chinese manufactured goods, machinery and electronics. The decline in the United States’ share from 19.0% to 17.8% over the same period reflects a relative shift in sourcing patterns toward Asian suppliers.

The primary destinations of Chile’s exports for the year ended December 31, 2025, were China (which received 36.8% of Chile’s total exports), the United States (16.1%), Japan (8.1%), South Korea (4.7%) and Brazil (4.4%). China remained Chile’s dominant export destination, driven primarily by copper concentrate and refined copper shipments, consistent with China’s position as the world’s largest consumer of copper. For the year ended December 31, 2025, Chile’s exports to Asia as a percentage of total exports decreased marginally to 56.3% from 57.0% in 2024, reflecting a modest diversification of export destinations, while the proportion of Chile’s exports to the United States increased to 16.1% from 15.7% for the same period in 2024, driven by higher demand for Chilean mining and agricultural products. Exports to Europe increased to 12.6% in 2025 from 11.0% in 2024, reflecting growing European demand for Chilean lithium, copper and agri-food products, consistent with Europe’s strategic sourcing diversification for critical minerals. Exports to the Americas decreased to 30.0% from 30.8% in 2024, reflecting a relative moderation in regional trade flows.

For the year ended December 31, 2025, merchandise exports totaled US$110.4 billion and merchandise imports totaled US$86.5 billion. The 11.6% increase in merchandise exports was primarily driven by higher copper export revenues, reflecting elevated international copper prices during the period. The 10.8% increase in merchandise imports reflected stronger domestic demand and higher capital goods purchases associated with ongoing investment in Chile’s mining and energy sectors. Intermediate goods, such as oil and other fossil fuels, accounted for 50% of total imports in the year ended December 31, 2025, representing a lower share than in the same period in 2024, consistent with lower global energy prices and improved energy efficiency in industrial activity. Consumer goods imports amounted to 27% over the same period, unchanged from 2024, reflecting stable private consumption growth. Capital goods accounted for 22% of total imports, up from 20% in 2024, reflecting increased investment activity, particularly in mining infrastructure and renewable energy projects.

The primary countries of origin of Chile’s imports for the three-month period ended March 31, 2026, were China (which accounted for 27.7% of total imports), the United States (17.8%), Brazil (8.2%), Argentina (7.7%), Germany (3.2%) and Japan (2.1%). The primary destinations of Chile’s exports for the three-month period ended March 31, 2026, were China (which received 35.8% of Chile’s total exports), the United States (16.3%), Japan (8.2%), South Korea (5.3%) and Brazil (4.0%). China’s slight decline as an export destination, from 38.3% in the first quarter of 2025 to 35.8% in the same period of 2026, was partially offset by increased shipments to South Korea, which rose from 4.5% to 5.3%, reflecting diversification in Asian copper demand. For the three-month period ended March 31, 2026, Chile’s exports to Asia as a percentage of total exports increased to 57.1% from 56.8% in the same period of 2025, while the proportion of Chile’s exports to the United States decreased to 16.3% from 17.0% for the same period in 2025, consistent with a rebalancing of export flows toward Asian markets. Exports to Europe increased to 11.4% in the first quarter of 2026 from 11.1% in the first quarter of 2025, while exports to the Americas decreased to 29.8% from 30.7% over the same period.

For the three-month period ended March 31, 2026, merchandise exports totaled US$30.3 billion and merchandise imports totaled US$20.7 billion. The 14.7% increase in merchandise exports compared to the same period in 2025 was primarily driven by higher copper prices, reflecting strong global demand for copper amid ongoing energy transition investment worldwide. Intermediate goods, such as oil and other fossil fuels, accounted for 50.2% of total imports in the three-month period ended March 31, 2026, representing a lower share than in the same period in 2025, despite higher global energy prices. Consumer goods imports amounted to 28.2% over the same period, slightly lower than in the same period in 2025, consistent with a gradual normalization of private consumption growth. Capital goods accounted for 21.6% of total imports, up from 19.9% in the same period in 2025, reflecting continued investment momentum in mining capacity expansion and infrastructure projects.

The following tables set forth information regarding exports and imports for the periods indicated:

Geographical Distribution of Merchandise Trade
(% of total exports/imports)

	Year ended December 31,
	2024	2025
Exports (FOB)
Americas:
Argentina	0.9	1.0
Brazil	5.1	4.4
Mexico	1.8	1.7
United States	15.7	16.1
Other	7.3	6.8
Total Americas:	30.8	30.0
Europe:
France	1.1	1.2
Germany	1.2	1.6
Netherlands	1.9	1.9
Spain	1.8	1.9
United Kingdom	0.6	0.5
Other	4.4	5.3
Total Europe:	11.0	12.6
Asia:
Japan	8.3	8.1
South Korea	4.7	4.7
Taiwan	1.0	0.8
China	37.9	36.8
Other	5.0	5.9
Total Asia:	57.0	56.3
Other:(1)	1.2	1.2
Total exports:	100	100
Imports (CIF)
Americas:
Argentina	8.3	7.3
Brazil	8.9	8.5
Mexico	2.3	1.8
United States	19.0	17.8
Other	8.4	7.6
Total Americas:	46.9	42.9
Europe:
France	1.4	1.6
Germany	3.2	3.3
Netherlands	0.6	0.6
Spain	2.3	2.3
United Kingdom	0.7	0.7
Other	6.6	6.8
Total Europe:	14.8	15.3
Asia:
Japan	2.4	2.2
South Korea	1.9	1.9
Taiwan	0.3	0.3
China	25.1	28.4
Other	5.7	6.4
Total Asia:	35.4	39.2
Other:(1)	2.9	2.6
Total imports:	100	100

Notes:

(1)	Includes Africa, Oceania and other countries, including those in tax free zones.

Source: Chilean Central Bank.

Geographical Distribution of Merchandise Trade
(% of total exports/imports)

	Three-month period ended March 31,
	2025	2026
Exports (FOB)
Americas:
Argentina	1.0	0.9
Brazil	4.5	4.0
Mexico	1.6	1.6
United States	17.0	16.3
Other	6.7	7.0
Total Americas:	30.7	29.8
Europe:
France	1.2	0.7
Germany	1.5	1.7
Netherlands	1.8	1.8
Spain	1.6	1.4
United Kingdom	0.5	0.6
Other	4.5	5.2
Total Europe:	11.1	11.4
Asia:
Japan	9.0	8.2
South Korea	4.5	5.3
Taiwan	0.8	0.6
China	38.3	35.8
Other	4.2	7.2
Total Asia:	56.8	57.1
Other:(1)	1.4	1.6
Total exports:	100	100
Imports (CIF)
Americas:
Argentina	8.5	7.7
Brazil	7.3	8.2
Mexico	1.8	1.5
United States	19.2	17.8
Other	7.5	8.1
Total Americas:	44.3	43.4
Europe:
France	1.3	1.8
Germany	2.9	3.2
Netherlands	0.6	0.6
Spain	2.1	2.3
United Kingdom	0.6	0.7
Other	6.4	6.9
Total Europe:	13.9	15.3
Asia:
Japan	2.4	2.1
South Korea	1.8	1.9
Taiwan	0.3	0.3
China	28.1	27.7
Other	6.4	5.7
Total Asia:	38.9	38.0
Other:(1)	2.9	3.3
Total imports:	100	100

Notes:

(1)	Includes Africa, Oceania and other countries, including those in tax free zones.

Source: Chilean Central Bank.

Services Trade

For the year ended December 31, 2025, exported services increased 9%, from US$11.9 billion in 2024 to US$13.0 billion in 2025, and imported services increased 4%, from US$21.1 billion to US$21.9 billion. The stronger growth in exported services was primarily driven by a recovery in travel receipts, which rose 20% to US$3.8 billion, reflecting continued growth in inbound tourism, complemented by higher revenues from business services and telecommunications. On the import side, the more moderate increase was driven by higher transportation costs linked to the expansion of merchandise imports, partially offset by a decline in travel payments reflecting a moderation in outbound tourism spending. As a result, the net services deficit narrowed to US$8.9 billion in 2025 from US$9.2 billion in 2024.

For the three-month period ended March 31, 2026, exported services decreased 1% and imported services increased 1%, each compared to the same period in 2025. The slight decline in exported services reflected seasonal softening in tourism receipts and transportation revenues during the first quarter, while the marginal increase in imported services was driven by higher freight costs associated with merchandise import growth. As a result, the net services deficit widened slightly to US$2.0 billion from US$1.9 billion in the same period in 2025.

MONETARY AND FINANCIAL SYSTEM

Monetary and Exchange Rate Policy

Monetary Policy and Interest Rate Evolution

On June 16, 2026, the Chilean Central Bank maintained the Tasa de Política Monetaria (“TPM”) at 4.5%, as inflation remained within the 3.0% (+/-1.0%) target band.

Inflation

The following table shows changes in the Consumer Price Index (“CPI”) and the Producer Price Index (“PPI”) for the periods indicated:

Inflation
(% change from the previous period)

	CPI	PPI(1)
Year ended December 31, 2025	3.5	12.8
Three-month period ended March 31, 2026	4.0	17.7

(1) Manufacturing, mining and electricity, water and gas distribution industries.

Source: CPI Report, National Institute of Statistics.

During the first half of 2026, inflation expectations rose following the pass-through of higher global fuel prices—driven by the Middle East conflict—to domestic consumers. However, consumer price index figures for April and May came in below market estimates, with annual inflation registering 4.0% in April and easing to 3.9% in May, suggesting that the inflationary pass-through from higher fuel prices was largely confined to volatile components while core price pressures moderated. Looking ahead, medium-term inflation expectations remain anchored within the Central Bank of Chile’s target range.

Exchange Rate Policy

The Chilean peso traded at Ps. 886.53/US$1.00 on June 17, 2026.

The Chilean peso traded at Ps. 911.18/US$1.00 on December 30, 2025 (the last banking business day of 2025 in Chile).

The following table sets forth the high, low, average and period-end observed Chilean peso to U.S. dollar exchange rates for the periods indicated below through June 17, 2026.

Observed Exchange Rates
(Chilean pesos per US$)

	High	Low	Average(1)	Period-End
Year ended December 31, 2023	945.60	781.49	839.07	884.59
Year ended December 31, 2024	996.35	877.12	943.58	992.12
Year ended December 31, 2025	1,012.76	904.54	951.64	911.18
June 2026 (through June 17)	931.57	854.25	891.72	886.53

Notes:

(1)	Represents the average daily rates for the period indicated.

Source: Chilean Central Bank.

Unidades de Fomento

On June 17, 2026, one Unidad de Fomento was equal to Ps. 40,784.98.

On December 31, 2025, one Unidad de Fomento was equal to Ps. 39,727.96.

The following table shows the high, low, average and period-end Unidades de Fomento expressed in Chilean Peso for the periods indicated through June 17, 2026:

UF Values expressed in Chilean Pesos

	High	Low	Average(1)	Period-End
Year ended December 31, 2023	36,789.36	35,122.26	35,974.37	36,789.36
Year ended December 31, 2024	38,416.69	36,679.62	37,508.22	38,416.69
Year ended December 31, 2025	39,727.96	38,362.10	39,073.57	39,727.96
June 2026 (through June 17)	40,784.98	39,682.99	40,006.10	40,784.98

Notes:

(1)	Represents the average daily rates.

Source: Chilean Central Bank.

International Reserves

Net international reserves of the Chilean Central Bank totaled approximately US$45.5 billion as of December 31, 2025, compared to US$41.1 billion as of December 31, 2024.

Net international reserves of the Chilean Central Bank totaled approximately US$46.4 billion as of March 31, 2026, compared to US$41.7 billion as of March 31, 2025.

The following table shows the composition of net international reserves of the Chilean Central Bank as of the dates indicated:

Net International Reserves of the Chilean Central Bank
(in millions of US$)

	As of December 31,
	2024	2025
Chilean Central Bank:
Assets:
Gold	21	34
Special Drawing Rights (SDRs)	3,413	3,463
Reserve position in the IMF	585	630
Foreign exchange and bank deposits	1,799	1,368
Securities	38,603	43,973
Other assets(1)	0	0
Total	44,421	49,468
Liabilities
Reciprocal Credit Agreements	—	—
Bonds and promissory notes	0	0
Accounts with international organizations	83	87
SDR allocations	3,261	3,424
Short Term Liabilities	0	477
Total	3,343	3,988
Total international reserves, net	41,078	45,480

Notes:

(1)	Includes reciprocal credit agreements with central banks members of the Latin American Integration Association (ALADI)’s Agreement of Reciprocal Payments and Credits.

Source: Chilean Central Bank.

Net International Reserves of the Chilean Central Bank
(in millions of US$)

	As of March 31,
	2025	2026
Chilean Central Bank:
Assets:
Gold	24	1,268
Special Drawing Rights (SDRs)	3,466	3,420
Reserve position in the IMF	571	607
Foreign exchange and bank deposits	1,136	3,459
Securities	39,868	41,921
Other assets(1)	—	—
Total	45,066	50,674
Liabilities
Reciprocal Credit Agreements	—	—
Bonds and promissory notes	—	—
Accounts with international organizations	82	86
SDR allocations	3,324	3,390
Short Term Liabilities	—	825
Total	3,406	4,302
Total international reserves, net	41,660	46,373

Notes:

(1)	Includes reciprocal credit agreements with central banks members of the Latin American Integration Association (ALADI)’s Agreement of Reciprocal Payments and Credits.

Source: Chilean Central Bank.

Money Supply

The following table sets forth the monetary aggregates as of the dates indicated:

Monetary Aggregates
(in billions of Chilean pesos)

	As of December 31,
	2024	2025
Currency in circulation	10,378.9	10,738.7
Demand deposits at commercial banks	8,220.5	8,266.9
Monetary Base	18,599.3	19,005.6
Currency in circulation	10,378.9	10,738.7
Demand deposits at commercial banks	46,204.5	48,827.4
M1(1)	56,583.4	59,566.1
Total time and savings deposits at banks	126,975.4	130,537.3
Others	2,638.0	2,793.6
M2(2)	186,196.7	192,896.9
Foreign currency deposits at Chilean Central Bank	31,837.4	29,702.8
Documents of Chilean Central Bank	19,267.9	18,213.3
Letters of Credit	75.6	63.4
Private Bonds	36,657.6	39,722.9
Others	72,992.1	87,042.2
M3(3)	347,027.3	367,641.6

Notes:

(1)	M1: Currency in circulation plus checking accounts net of float, demand deposits at commercial banks other than the former and other than demand savings deposits.
(2)	M2: M1 plus time deposits, time savings deposits, shares of mutual funds invested in up to one year term debt instruments and collections by saving and credit cooperatives (excluding time deposit of the mutual funds previously mentioned and of saving and credit cooperatives).
(3)	M3: M2 plus deposits in foreign currency, documents issued by the Chilean Central Bank, Chilean treasury bonds, letters of credit, commercial papers, corporate bonds, shares of the other mutual funds and shares of pension funds in voluntary savings (excluding mutual funds’ and pension funds’ investments in M3 securities).

Source: Chilean Central Bank.

Monetary Aggregates
(in billions of Chilean pesos)

	As of March 31,
	2025	2026
Currency in circulation	10,727.3	10,965.8
Demand deposits at commercial banks	8,741.5	8,427.5
Monetary Base	19,468.8	19,393.3
Currency in circulation	10,727.3	10,965.8
Demand deposits at commercial banks	48,228.1	51,348.0
M1(1)	58,955.4	62,313.7
Total time and savings deposits at banks	128,363.5	133,334.6
Others	2,907.8	2,788.9
M2(2)	190,226.7	198,437.2
Foreign currency deposits at Chilean Central Bank	29,680.6	28,808.8
Documents of Chilean Central Bank	16,442.3	17,197.8
Letters of Credit	67.5	56.1
Private Bonds	38,698.9	42,131.9
Others	80,132.1	95,925.7
M3(3)	355,248.1	382,557.4

Notes:

(1)	M1: Currency in circulation plus checking accounts net of float, demand deposits at commercial banks other than the former and other than demand savings deposits.
(2)	M2: M1 plus time deposits, time savings deposits, shares of mutual funds invested in up to one year term debt instruments and collections by saving and credit cooperatives (excluding time deposit of the mutual funds previously mentioned and of saving and credit cooperatives).
(3)	M3: M2 plus deposits in foreign currency, documents issued by the Chilean Central Bank, Chilean treasury bonds, letters of credit, commercial papers, corporate bonds, shares of the other mutual funds and shares of pension funds in voluntary savings (excluding mutual funds’ and pension funds’ investments in M3 securities).

Source: Chilean Central Bank.

The following tables show changes in selected monetary indicators for the period indicated:

Selected Monetary Indicators
(in % change from December 31, 2024)

As of December 31, 2025
M1 (% change)	5.3
M2 (% change)	3.6
Credit from the financial system (% change)	4.7
Average annual Chilean peso deposit rate (%)(1)	1.9

Notes:

(1)	Represents real interest rates for a period of 90 to 365 days.

Source: Chilean Central Bank.

Selected Monetary Indicators
(in % change from March 31, 2025)

As of March 31, 2026
M1 (% change)	5.7
M2 (% change)	4.3
Credit from the financial system (% change)	4.0
Average annual Chilean peso deposit rate (%)(1)	0.1

Notes:

(1)	Represents real interest rates for a period of 90 to 365 days.

Source: Chilean Central Bank.

The following table shows liquidity and credit aggregates as of the dates indicated:

Liquidity and Credit Aggregates
(in billions of Chilean pesos)

	As of December 31,
	2024	2025
Liquidity aggregates (at period end)	18,079	18,497
Monetary base:
Currency, excluding cash in vaults at banks	10,379	10,739
M1(1)	56,583	59,566
M2(2)	186,197	192,897
M3(3)	347,027	367,642
Credit aggregates (at period end):
Private sector credit	233,464	238,498
Public sector credit	20,884	24,612
Total domestic credit(4)	201,852	207,249
Deposits:(4)
Chilean peso deposits	197,469	203,928
Foreign-currency deposits	40,227	38,137
Total deposits	237,696	242,065

Notes:

(1)	Currency in circulation plus Chilean peso-denominated demand deposits.

(2)	M1 plus Chilean peso-denominated savings deposits.

(3)	M2 plus deposits in foreign currency, principally U.S. dollars. Does not include government time deposits at the Chilean Central Bank.

(4)	Includes capital reserves and other net assets and liabilities.

Source: Chilean Central Bank.

Liquidity and Credit Aggregates
(in billions of Chilean pesos)

	As of March 31,
	2025	2026
Liquidity aggregates (at period end)	17,245	16,275
Monetary base:
Currency, excluding cash in vaults at banks	10,727	10,966
M1(1)	58,955	62,314
M2(2)	190,227	198,437
M3(3)	355,248	382,557
Credit aggregates (at period end):
Private sector credit	233,655	241,485
Public sector credit	21,508	27,245
Total domestic credit(4)	204,350	212,166
Deposits:(4)
Chilean peso deposits	196,780	208,959
Foreign-currency deposits	39,283	41,877
Total deposits	236,062	250,836

Notes:

(1)	Currency in circulation plus Chilean peso-denominated demand deposits.

(2)	M1 plus Chilean peso-denominated savings deposits.

(3)	M2 plus deposits in foreign currency, principally U.S. dollars. Does not include government time deposits at the Chilean Central Bank.

(4)	Includes capital reserves and other net assets and liabilities.

Source: Chilean Central Bank.

Financial Sector

General Overview of Banking System

The following table provides certain statistical information on the financial system:

Chilean Financial System
(in millions of US$, except for percentages)

	As of December 31, 2025
	Assets		Loans		Deposits		Shareholders’ Equity(1)
	Amount (in millions of US$)	Market Share (%)	Amount (in millions of US$)	Market Share (%)	Amount (in millions of US$)	Market Share (%)	Amount (in millions of US$)	Market Share (%)
Domestically owned private sector banks	379,582	84.4%	344,473	84.1%	189,679	81.9%	35,109	86.5%
Foreign owned private sector banks(2)	4,348	1.0%	3,492	0.9%	2,913	1.3%	856	2.1%
Private sector total	383,930	85.3%	347,965	85.0%	192,592	83.2%	35,965	88.6%
Banco Estado	66,071	14.7%	61,457	15.0%	38,979	16.8%	4,614	11.4%
Total banks	450,001	100.0%	409,422	100.0%	231,571	100.0%	40,579	100.0%

Notes:

(1)     Corresponds to the “Capital Básico”, which includes capital and reserves.

(2)     Foreign-owned subsidiaries of foreign banks are classified as domestically owned private-sector banks. If they were classified as foreign-owned private-sector banks, the market share of foreign-owned private-sector banks as of December 31, 2025 would be as follows: assets: 41.1%, loans: 41.2%, deposits: 36.7% and shareholders’ equity: 40.2%, with the corresponding reduction in the market share of domestically owned private-sector banks.

Source: CMF.

Chilean Financial System
(in millions of US$, except for percentages)

	Assets		Loans		Deposits		Shareholders’ Equity(1)
	Amount (in millions of US$)	Market Share (%)	Amount (in millions of US$)	Market Share (%)	Amount (in millions of US$)	Market Share (%)	Amount (in millions of US$)	Market Share (%)

Domestically owned private sector banks	388,284	85.0%	354,146	84.9%	194,830	82.7%	34,138	86.4%
Foreign owned private sector banks(2)	3,634	0.8%	2,776	0.7%	1,768	0.8%	857	2.2%
Private sector total	391,917	85.8%	356,922	85.5%	196,597	83.5%	34,995	88.6%
Banco Estado	64,917	14.2%	60,407	14.5%	38,864	16.5%	4,511	11.4%
Total banks	456,834	100.0%	417,329	100.0%	235,462	100.0%	39,506	100.0%

Notes:

(1)  Corresponds to the “Capital Básico”, which includes capital and reserves.

(2)  Foreign-owned subsidiaries of foreign banks are classified as domestically owned private-sector banks. If they were classified as foreign-owned private-sector banks, the market share of foreign-owned private-sector banks as of March 31, 2026 would be as follows: assets: 41.4%, loans: 41.5%, deposits: 36.2% and shareholders’ equity: 40.1%, with the corresponding reduction in the market share of domestically owned private-sector banks.

Source: CMF.

The following table sets forth the total assets of the five largest Chilean private sector banks, state owned Banco Estado and other banks in the aggregate as of the dates indicated:

	As of December 31, 2025
	In billions of Chilean Pesos	Market Share (%)
Banco Santander-Chile	68,095.0	16.6%
Banco del Estado de Chile	60,202.5	14.7%
Banco de Chile	54,100.9	13.2%
Banco de Crédito e Inversiones	81,565.6	19.9%
Banco Itaú Chile	43,916.3	10.7%
Other banks	102,151.9	24.9%
Total Banking System	410,032.1	100.0%

Source: CMF

	As of March 31, 2026
	In billions of Chilean Pesos	Market Share (%)
Banco Santander-Chile	69,896.9	16.4%
Banco del Estado de Chile	60,475.0	14.2%
Banco de Chile	55,393.9	13.0%
Banco de Crédito e Inversiones	85,653.0	20.1%
Banco Itaú Chile	48,794.9	11.5%
Other banks	105,359.6	24.8%
Total Banking System	425,573.3	100.0%

Source: CMF

The following table sets forth information on bank operating efficiency indicators for the periods indicated:

Financial System Indicators

(%)

	As of December 31,
	2024	2025
Return on assets	1.3	1.3
Return on equity	14.5	14.5
Non-performing loans as a percentage of total loans	2.4	2.4
Gross operational margin/assets	1.7	1.6
Operating expenses/operating revenue	113.3	117.5
Operating expenses/average total assets	1.9	1.9

Source: CMF

Financial System Indicators
(%)

	As of March 31,
	2025	2026
Return on assets	0.4	0.3
Return on equity	4.1	3.6
Non-performing loans as a percentage of total loans	2.3	2.4
Gross operational margin/assets	0.4	0.4
Operating expenses/operating revenue	115.1	111.0
Operating expenses/average total assets	0.5	0.5

Source: CMF

Institutional Investors

The principal institutional investors active in Chile (listed by size of investment portfolio, in descending order) are the pension funds, insurance companies and mutual funds.

The following table sets forth the amount of assets of the various types of institutional investors for the periods indicated:

Total Assets of Institutional Investors
(in billions of US$)

	Pension Funds (AFPs)	Insurance Companies	Mutual Funds	Investment Funds(1)	Foreign Capital Investment Funds	Total
As of December 31, 2025	236.2	85.4	97.5	n.a.	n.a.	419.1
As of March 31, 2026	238.9	87.8	91.7	n.a.	n.a.	418.3

Notes:

(1)	Includes international investment funds.

n.a.= Not available

Source: CMF, Superintendency of Pensions.

Consumer Protection

In December 2011, the Consumer Protection Act was amended to include provisions applicable to financial services and products. According to this amendment, bank agreements with consumers for financial services or products must, among other requirements: (i) provide a detailed breakdown of all the charges, fees, costs and tariffs that form part of the price, including those which are indirectly part of the price, or that are associated with other products simultaneously contracted; (ii) expressly provide the terms related to early termination of the agreement by the bank, a reasonable cure period and the method by which a consumer will receive notice of such early termination; and (iii) allow for early termination of the agreement in the sole and absolute discretion of the customer, provided that the customer has paid all obligations in full, including any cost for the early termination.

In addition, consumers are entitled to: (i) receive information about the total cost of the product or service; (ii) receive an explanation in the case of the rejection of their credit application; and (iii) know the objective requirements to access a particular financial product.

In February 2012, Law No. 20,575 introduced the “principle of purpose” to the use of commercial and financial personal data. As a result, Chilean banks and other financial institutions can only use client financial and commercial personal data for the purposes of commercial risk assessment and in connection with the process of granting credits.

In September 2018, the Consumer Protection Act was amended with the aim of expanding the powers of the “SERNAC” (consumer protection agency). The amendment increased the value of fines for infringement of consumer rights, strengthened SERNAC’s police and sanctioning powers, established the right to direct and automatic compensation in case of suspension of basic services and the right to compensation for moral damages in class actions, power to issue general instructions, among other changes.

In December 2021, the Consumer Protection Act was further amended by Law No. 21,398, which sought to strengthen consumer rights under a pro-consumer interpretive mandate. Among its key reforms, the amendment extended the statutory warranty period from three to six months, established a non-waivable right of withdrawal for distance purchases, and prohibited suppliers from conditioning the termination of a contract on the payment of outstanding amounts. It also introduced new transparency obligations in the financial and automotive sectors, reinforced the protection of personal data in consumer relationships, and imposed a duty on suppliers to disclose the expected durability of durable goods under foreseeable conditions of use.

Currently, the “SERNAC Protects You” bill is under consideration in Congress. However, it has not been approved by either chamber and is not regarded as a legislative priority for the current term. The bill seeks to empower the National Consumer Service (Servicio Nacional del Consumidor) to impose administrative sanctions on companies in response to individual consumer complaints, including the authority to levy fines and order direct monetary restitution. It also establishes a mandatory conciliation framework requiring suppliers to participate actively in dispute resolution before a case may advance to the sanctioning stage. If enacted, the bill would significantly ease consumers’ access to binding remedies without the need to initiate proceedings before the Local Police Courts (Juzgados de Policía Local).

Public Sector Finances

The following tables set forth a summary of public sector accounts (calculated on an accrual basis and as a percentage of GDP for the periods indicated):

Public Sector Finances
(in billions of US$ and % of total GDP)

	Twelve months ended December 31,
	2024		2025
	(US$)	(%)(3)	(US$)	(%)(4)
Current Revenues and Expenditures
Revenues	72.0	21.9	77.2	21.6
Net taxes(1)	57.9	17.6	63.8	17.8
Copper revenues(2)	1.4	0.4	1.8	0.5
Social Security contributions	3.9	1.2	4.6	1.3
Donations	0.1	0.0	0.1	0.0
Real property incomes	2.1	0.6	1.9	0.5
Operational revenues	1.6	0.5	1.6	0.4
Other revenues	5.0	1.5	3.4	1.0
Expenditures	70.3	21.4	75.1	21.0
Wages and salaries	16.1	4.9	18.0	5.0
Goods and services	6.4	1.9	7.2	2.0
Interest on public debt	4.0	1.2	4.4	1.2
Transfer payments	27.6	8.4	27.9	7.8
Transfers to social security	15.9	4.8	17.1	4.8
Others	0.4	0.1	0.4	0.1
Capital Revenues and Expenditures
Revenues	0.0	0.0	0.0	0.0
Asset sales	0.0	0.0	0.0	0.0
Expenditures	11.0	3.3	12.1	3.4
Investment	4.7	1.4	5.2	1.4
Capital transfers	6.4	1.9	6.9	1.9
Central government balance	(9.4)	(2.9)	(10.0)	(2.8)

Notes:

(1)	Taxes collected net of refunds.

(2)	Excludes transfers from Codelco under Law No. 13,196. This law (Ley Reservada del Cobre), which is not publicly disclosed, earmarks 10% of Codelco’s revenues from the export of copper and related byproducts for defense spending and these funds are therefore excluded from the central government’s current revenues. Defense spending is considered an extra-budgetary expense in accordance with IMF accounting guidelines. Although Congress repealed the Ley Reservada del Cobre in September 2019, the provisions of such legislation continue to apply to the allocation, distribution and control of the resources associated to military projects approved before December 31, 2019.

(3)	Expressed as a percentage of GDP for 2024.

(4)	Expressed as a percentage of GDP for 2025.

Source: Chilean Budget Office.

Public Sector Finances
(in billions of US$ and % of total GDP)

	Three months ended March 31,
	2025		2026
	(US$)	(%)(3)	(US$)	(%)(4)
Current Revenues and Expenditures
Revenues	18.4	21.7	20.8	20.8
Net taxes(1)	15.7	18.5	17.3	17.3
Copper revenues(2)	0.3	0.4	0.5	0.5
Social Security contributions	1.1	1.3	1.5	1.4
Donations	0.0	0.0	0.0	0.0
Real property incomes	0.3	0.4	0.3	0.3
Operational revenues	0.4	0.6	0.5	0.5
Other revenues	0.5	0.6	0.7	0.7
Expenditures	18.3	21.5	21.0	20.9
Wages and salaries	4.5	5.3	5.3	5.3
Goods and services	2.0	2.3	2.3	2.3
Interest on public debt	1.4	1.6	1.5	1.5
Transfer payments	6.3	7.3	7.0	7.0
Transfers to social security	4.1	4.8	4.7	4.7
Others	0.1	0.1	0.1	0.1
Capital Revenues and Expenditures
Revenues	0.0	0.0	0.0	0.0
Asset sales	0.0	0.0	0.0	0.0
Expenditures	2.5	3.0	2.4	2.4
Investment	1.0	1.2	0.8	0.8
Capital transfers	1.5	1.8	1.6	1.6
Central government balance	(2.4)	(2.8)	(2.6)	(2.6)

Notes:

(1)	Taxes collected net of refunds.

(2)	Excludes transfers from Codelco under Law No. 13,196. This law (Ley Reservada del Cobre), which is not publicly disclosed, earmarks 10% of Codelco’s revenues from the export of copper and related byproducts for defense spending and these funds are therefore excluded from the central government’s current revenues. Defense spending is considered an extra-budgetary expense in accordance with IMF accounting guidelines. Although Congress repealed the Ley Reservada del Cobre in September 2019, the provisions of such legislation continue to apply to the allocation, distribution and control of the resources associated to military projects approved before December 31, 2019.

(3)	Expressed as a percentage of GDP for March 31, 2025.

(4)	Expressed as a percentage of GDP for March 31, 2026.

Source: Chilean Budget Office.

PUBLIC SECTOR DEBT

External Debt

Chile’s total public sector external debt was US$52.5 billion as of December 31, 2025, and US$48.6 billion as of December 31, 2024.

Chile’s total public sector external debt was US$54.5 billion as of March 31, 2026, and US$49.2 billion as of March 31, 2025.

The following table sets forth the outstanding amount of public sector external debt by creditor as of the dates indicated:

Public Sector External Debt, By Creditor
(in millions of US$)

	As of December 31,
	2024	2025
IDB	2,647	2,511
IBRD (World Bank)	150	71
Bonds	45,699	48,022
IDA (World Bank)	—	—
Others	55	1,859
Total	48,552	52,463

Source: Chilean Budget Office.

Public Sector External Debt, By Creditor
(in millions of US$)

	As of March 31,
	2025	2026
IDB	2,411	2,653
IBRD (World Bank)	100	100
Bonds	46,671	51,730
IDA (World Bank)	—	—
Others	37	30
Total	49,219	54,514

Source: Chilean Budget Office.

The following table sets forth public sector external debt by currency as of the dates indicated:

Public Sector External Debt, By Currency
(in millions of US$)

	As of December 31,
	2024	2025
United States Dollar	32,124	33,581
Euro	16,115	18,589
Chilean Pesos	313	292
Other	—	—
Total	48,552	52,463

Source: Chilean Budget Office.

Public Sector External Debt, By Currency
(in millions of US$)

	As of March 31,
	2025	2026
United States Dollar	33,179	33,659
Euro	15,743	20,553
Chilean Pesos	297	301
Other	—	—
Total	49,219	54,514

Source: Chilean Budget Office.

Debt Record

Net consolidated debt as a percentage of GDP increased from 20.7% as of December 31, 2024, to 22.0% as of December 31, 2025, mainly driven by an increase in the central government debt.

The following tables set forth the net debt of the Chilean Central Bank and Central Government as of the dates indicated:

Net Consolidated Debt of the Chilean Central Bank and Central Government
(as a % of GDP)

	As of December 31,
	2024	2025
Net Consolidated Debt	20.7	22.0

Source: Chilean Central Bank, Chilean Budget Office and Office of the Comptroller General of the Republic.

Net Debt of the Chilean Central Bank
(in millions of pesos for each year)

	As of December 31,
	2024	2025
Liabilities	28,691,735	30,237,629
Chilean Central Bank notes and bonds(1)	22,742,042	23,565,562
Fiscal deposits	29,907	706
Others(2)	5,919,785	6,671,270
Assets without subordinated debt	45,091,768	45,986,478
Net international reserves (in US$ million)	44,421	49,468
Others(3)	1,020,723	912,277
Total Net Debt without subordinated debt(1) (2)	(16,400,033)	(15,748,849)

Notes:

(1)	Includes various notes and bonds of the Chilean Central Bank such as the Chilean Central Bank discountable promissory notes (PDBC), Chilean Central Bank indexed promissory notes (PRBC), Chilean Central Bank bonds in Chilean pesos (BCP), Chilean Central Bank bonds in UF (BCU), Chilean Central Bank bonds in U.S. dollars (BCD) and other instruments.

(2)	Includes other deposits and obligations, reciprocal agreements and other securities.

(3)	Includes net internal credit, excluding fiscal transfers, subordinated debt, SINAP obligations and popular capitalism, other securities from abroad, contributions to international organizations and other adjusted domestic securities.

Source: Chilean Central Bank.

General Government Net Indebtedness
(in millions of pesos for each year)

	As of December 31,
	2024	2025
Debt in pesos	82,760,322	93,231,087
External debt	280,796	280,796
Domestic debt	82,479,526	92,950,291
Assets in pesos	25,946,301	28,165,747
Assets in pesos, without public enterprises(1)	25,933,811	28,153,220
Chilean Central Bank Deposits	—	—
Financial debt of public enterprises with the central government	—	—
Net debt in pesos(2)	56,814,021	65,065,340
Debt in U.S. dollars (in US$ million)	47,408	52,660
Treasury bills with the Chilean Central Bank (in US$ million)	—	—
External debt (in US$ million)	47,408	52,660
Assets in U.S. dollars, Chilean Central Bank deposits(3) (in US$ million)	22,990	24,746
Net debt in U.S. dollars (in US$ million)	24,417	27,915
General government indebtedness(4)	129,794,268	141,214,222
General government indebtedness (% of GDP)	41.7%	41.5%
Total Financial assets(5)	48,755,308	50,713,459
General government net indebtedness	81,038,960	90,500,763
General government net indebtedness (% of GDP)	26.0%	26.6%

Notes:

(1)	Does not include assets of the old scholarship system.

(2)	Includes CORFO.

(3)	Includes the Oil Stabilization Fund, the Sovereign Wealth Funds, the Infrastructure Fund and governmental term deposits.

(4)	Debt in pesos plus debt in U.S. dollars (using the exchange rate at December 31 of the applicable year).

(5)	Assets in pesos plus assets in U.S. dollars (using the exchange rate at December 31 of the applicable year).

Source: Chilean Central Bank, Chilean Budget Office and Office of the General Comptroller.

Central Government Indebtedness

The most widely used international indicator of governmental liabilities is the item called “general government indebtedness,” which includes both “central government liabilities” and “local government authorized liabilities.” In Chile, local governments are not authorized to incur any financial indebtedness; therefore, the general and central government liabilities are treated as one item under “central government liabilities”. As of December 31, 2025, central government liabilities represented 41.5% of GDP.

The level of central government liabilities is not an adequate indicator of Chile’s financial soundness, because it does not take account of the government’s financial assets. “Central government net indebtedness” is used to more accurately measure the government’s financial position, by showing the difference between public debt and financial assets, that is, deposits in current accounts, time deposits and fixed income investments. Equity investments and loans granted by the central government are disregarded, because it is very difficult to have an accurate economic valuation of them. Central government net indebtedness totaled 26.6% of GDP as of December 31, 2025.

Chilean Central Bank Debt and Consolidated Debt

As of December 31, 2025, the assets of the Chilean Central Bank exceeded its liabilities, resulting in a net asset position equivalent to 4.6% of GDP. As of the same date, the consolidated net debt of the central government and the Chilean Central Bank represented 22.0% of GDP.

Other Assets and Liabilities

The quarterly reports on public debt records published by the Ministry of Finance also disclose information about the net indebtedness of public enterprises and social security debt, which is not consolidated with the rest of the public debt for economic and statistical reasons.

Only in exceptional circumstances and upon authorization provided by law will the government guarantee such debt where a public company’s assets are not sufficient to cover its liabilities. As of December 31, 2025, the total amount of public guarantees totaled 2.2% of GDP, as compared with 2.1% of GDP as of December 31, 2024.

Under the social security system, Chile maintains certain liabilities to workers that migrated from the state administered pension system to the privately administered system. The government pays this debt directly to the individual pension fund account at the time the worker retires. The government estimates that this liability was 0.01% of GDP as of December 31, 2025. This debt will be paid progressively as the workers who contributed to the old pension system retire.

Central Government External Bonds

As of May 31, 2026, Chile had the following global bonds outstanding:

•	0.100% €1,000,000,000 Notes due January 26, 2027;

•	2.750% US$1,500,000,000 Notes due January 31, 2027;

•	3.240% US$1,793,691,000 Notes due February 6, 2028;

•	0.555% €918,000,000 Notes due January 21, 2029;

•	4.850% US$1,700,000,000 Notes due January 22, 2029;

•	1.440% €620,635,000 Notes due February 1, 2029;

•	1.875% €1,273,559,000 Notes due May 27, 2030;

•	2.450% US$1,465,534,000 Notes due January 31, 2031;

•	4.350% US$850,000,000 Notes due April 13, 2031;

•	0.830% €1,954,685,000 Notes due July 2, 2031;

•	3.875% €1,600,000,000 Notes due July 9, 2031;

•	3.750% €1,700,000,000 Notes due January 14, 2032;

•	2.550% US$1,500,000,000 Notes due January 27, 2032;

•	3.375% US$1,500,000,000 Notes due April 14, 2032;

•	2.550% US$2,250,000,000 Notes due July 27, 2033;

•	3.500% €1,500,000,000 Notes due January 31, 2034;

•	4.125% €1,175,688,963 Notes due July 5, 2034;

•	3.800% €1,411,014,928 Notes due July 1, 2035;

•	4.950% €1,649,852,623 Notes due January 5, 2036;

•	3.875% €1,500,000,000 Notes due April 14, 2036;

•	1.300% €750,000,000 Notes due July 26, 2036;

•	5.650% US$1,600,000,000 Notes due January 13, 2037;

•	1.250% €1,269,017,000 Notes due January 29, 2040;

•	3.100% US$2,700,000,000 Notes due May 7, 2041;

•	4.340% US$2,000,000,000 Notes due March 27, 2042;

•	3.625% US$330,062,000 Notes due October 30, 2042;

•	3.860% US$1,051,796,000 Notes due June 21, 2047;

•	3.500% US$2,318,357,000 Notes due January 25, 2050;

•	1.250% €1,250,000,000 Notes due January 22, 2051;

•	4.000% US$1,000,000,000 Notes due January 31, 2052;

•	3.500% US$1,500,000,000 Notes due April 15, 2053;

•	5.330% US$1,481,658,578 Notes due January 5, 2054;

•	3.100% US$2,000,000,000 Notes due January 22, 2061; and

•	3.250% US$1,000,000,000 Notes due September 21, 2071.

Central Government Internal Bonds

As of May 31, 2026, Chile had the following local bonds outstanding:

•	0.0% Ps. 1,500,000 million treasury bonds due June 22, 2026;

•	0.0% Ps. 1,000,000 million treasury bonds due July 24, 2026;

•	0.0% Ps. 1,000,000 million treasury bonds due August 26, 2026;

•	0.0% Ps. 1,950,000 million treasury bonds due September 29, 2026;

•	0.0% Ps. 1,000,000 million treasury bonds due October 26, 2026;

•	0.0% Ps. 1,700,000 million treasury bonds due November 23, 2026;

•	0.0% Ps. 5,708,800 million treasury bonds due May 6, 2027;

•	4.9% Ps. 919,275 million treasury bonds due November 1, 2027;

•	5.0% Ps. 2,051,000 million treasury bonds due October 1, 2028;

•	2.3% Ps. 818,235 million treasury bonds due October 1, 2028;

•	0.0% Ps. 4,376,510 million treasury bonds due April 1, 2029;

•	5.8% Ps. 3,114,695 million treasury bonds due October 1, 2029;

•	4.7% Ps. 4,575,780 million treasury bonds due September 1, 2030;

•	6.0% Ps. 2,050 million treasury bonds due January 1, 2032;

•	5.3% Ps. 1,221,145 million treasury bonds due July 15, 2032;

•	6.0% Ps. 6,661,265 million treasury bonds due April 1, 2033;

•	2.8% Ps. 178,180 million treasury bonds due October 1, 2033;

•	6.0% Ps. 3,650 million treasury bonds due January 1, 2034;

•	7.0% Ps. 812,800 million treasury bonds due May 1, 2034;

•	5.8% Ps. 1,750,000 million treasury bonds due October 1, 2034;

•	5.0% Ps. 4,918,200 million treasury bonds due March 1, 2035;

•	5.3% Ps. 1,968,410 million treasury bonds due November 1, 2037;

•	6.2% Ps. 2,021,980 million treasury bonds due October 1, 2040;

•	6.0% Ps. 3,397,970 million treasury bonds due January 1, 2043;

•	5.1% Ps. 2,720,565 million treasury bonds due July 15, 2050;

•	6.1% Ps. 1,660,000 million treasury bonds due April 1, 2056;

•	3.0% UF 349 thousand treasury bonds due March 1, 2027;

•	3.0% UF 300 thousand treasury bonds due March 1, 2028;

•	0.0% UF 206,441 thousand treasury bonds due October 1, 2028;

•	3.0% UF 458 thousand treasury bonds due March 1, 2029;

•	3.0% UF 1,448 thousand treasury bonds due January 1, 2030;

•	1.9% UF 179,303 thousand treasury bonds due September 1, 2030;

•	2.3% UF 16,600 thousand treasury bonds due July 15, 2031;

•	3.0% UF 168 thousand treasury bonds due January 1, 2032;

•	0.0% UF 92,200 thousand treasury bonds due October 1, 2033;

•	3.0% UF 178 thousand treasury bonds due January 1, 2034;

•	2.0% UF 169,500 thousand treasury bonds due March 1, 2035;

•	3.0% UF 2,219 thousand treasury bonds due March 1, 2038;

•	3.0% UF 2,676 thousand treasury bonds due March 1, 2039;

•	3.4% UF 24,000 thousand treasury bonds due October 1, 2039;

•	3.0% UF 1,533 thousand treasury bonds due January 1, 2040;

•	3.0% UF 262 thousand treasury bonds due January 1, 2042;

•	3.0% UF 188,450 thousand treasury bonds due January 1, 2044;

•	2.1% UF 117,564 thousand treasury bonds due July 15, 2050; and

•	2.8% UF 63,080 thousand treasury bonds due November 1, 2055.